UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                June 6, 2019

  Via E-Mail

  Kai E. Liekefett
  Sidley Austin LLP
  787 Seventh Avenue
  New York, New York 10019

          Re:     Texas Pacific Land Trust Inc.
                  DEFA14A filed May 22, 2019
                  DEFA14A filed May 23, 2019
                  Response Letter dated June 5, 2019
                  File No. 1-00737

  Dear Mr. Liekefett:

          We are in receipt of your letter dated June 5, 2019 responding to our prior comment letter dated May 31, 2019. We continue to have questions concerning your belief that the Trust may use proxies solicited for a meeting originally scheduled for May 22, 2019, when that meeting has now been indefinitely postponed by the Trust. We also have serious concerns regarding the
  Trust's plan as expressed in your June 5, 2019 letter, to wait until resolution of its lawsuit against
  Mr. Oliver and his affiliates to inform Trust shareholders of the status of the proxies it previously solicited. Please address the following additional comments in a response letter, with a view to further disclosure to shareholders:

      1. Your June 5, 2019 did not provide the requested legal analysis regarding your ability to use the previously-solicited proxies for what appears to be a new meeting. According to the Trust's filings, the meeting has been postponed indefinitely and no new meeting date has been set. Rule 14a-4 limits a party's ability to use proxies solicited. Please provide your legal analysis of your authority to use proxies solicited for a specific meeting, when that meeting has been postponed (not adjourned) indefinitely, pending resolution of a lawsuit brought by the Trust, which may take years.

      2. The record date for the May 22, 2019 meeting date (which was to be adjourned until June
         6, 2019) was March 28, 2019. Please describe the applicable provisions of the Trust's governing instruments and applicable state law (if relevant) regarding how the record date is set and how long it remains valid for a meeting which has now been postponed indefinitely. What is the maximum period of time that may elapse between the record date and the date of a shareholders meeting, under the Trust's governing instruments and state law? If the Trust may be required to set a new record date for the meeting to elect a new trustee when it is ultimately held, how does this impact your analysis of whether
 Kai Liekefett, Esq.
Sidley Austin LLP
June 6, 2019
Page 2


       previously-solicited proxies may be used by the Trust under the proxy rules or other applicable provisions?

       Please respond to the above comments promptly. Direct any questions to me at
(202) 551-3263.

                                                           Sincerely,

                                                           /s/ Christina Chalk

                                                           Christina Chalk
                                                           Senior Special
Counsel
                                                           Office of Mergers
and Acquisitions